CUSIP No. 698659109	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PANTHEON CHINA ACQUISITION CORP.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

698659109

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13D is being filed substantially later than as is required by the Securities Exchange Act of 1934, as amended (the “Act”) and the rules and regulations promulgated thereunder.  The filing persons were initially unaware of extraterritorial application of the provisions of Rule 13d-3 under such Act and their obligations relating to the reporting of beneficial, as opposed to actual, ownership of the subject securities.  In addition, in view of the public filing with the Securities and Exchange Commission of the agreements giving rise thereto by the issuer of the securities and their counterparties, they did not recognize that an independent obligation arose requiring them to report such arrangements.

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 698659109	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS MODERN DEVELOP LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,547,399
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,547,399
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,547,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 698659109	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS NA O*
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,547,399
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,547,399
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,547,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.9%
14	TYPE OF REPORTING PERSON* IN
* Also known as: Na Wang

CUSIP No. 698659109	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (“Common Stock”), of Pantheon China Acquisition Corp., a Delaware corporation (the “Issuer”).  The address of the Issuer's principal executive office is Suite 10-64, #9 Jianguomenwai Avenue, Chaoyang District, Beijing, China 100600.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is filed by (i) Modern Develop Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“Modern”); and (ii) Na O, a citizen of Japan, (collectively, the “Reporting Persons”).  Na O is the sole director, sole executive officer and sole person controlling Modern.  Na O is also known as Na Wang.

(b)	The business address of each of the Reporting Persons is 7-14-#1403, Akasaka 6-chome, Minato-ku, Tokyo, Japan.

(c)	Modern is in the business of acting as an investment holding company. The principal occupation of Ms. O is an investment specialist.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On December 10, 2008, the Issuer entered into two Put and Call Option Agreements (the “Agreements”) with Modern and certain institutional investors.  Pursuant to the Agreements, Modern has agreed to be obligated to purchase, and such institutional investors have agreed to be obligated to sell, an aggregate of 4,547,399 shares at an exercise price of $5.97 per share.  Modern’s call options have an initial term commencing on the date of the Agreements and ending on June 30, 2009, and may be extended to September 30, 2009 or on the record date of a business combination if not exercised sooner.  Modern paid an aggregate option fee of $2,501,070 for the initial term of the call options and in the event Modern elects to extend the call options it will pay an aggregate extension option fee of $1,931,280 to the institutional investors, in each case pro rata to the number of shares held by such investors.

Item 4.	Purpose of Transaction.

The purpose of the transactions described in Item 3 is investment.

Modern does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)  any material change in the present capitalization or dividend policy of the Issuer; (f)  any other material change in the Issuer’s business or corporate structure; (g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

CUSIP No. 698659109	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Company.

(a)       Each of the Reporting Persons beneficially owns an aggregate of 4,547,399 shares of Common Stock, representing approximately 74.9% of the total issued and outstanding shares of Common Stock based on 6,070,389 shares outstanding as of December 31, 2008.

(b)       None of the Reporting Persons share voting or dispositive power over any shares of Common Stock.

(c)       Other than the entry into of the Put and Call Agreements as reported in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

1.	Put and Call Option Agreement dated December 10, 2008.

2.	Put and Call Option Agreement dated December 10, 2008.

3.	Joint Filing Agreement, dated as of March 26, 2009 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 698659109	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2009

MODERN DEVELOP LIMITED

By:	/s/ Na O
Name: Na O
Title: Authorized Signatory

/s/ Na O
Na O